FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2008
Commission File Number: 000-29360

RiT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File Nos. 333-07510, 333-07512, 333-08206, 333-13656, 333-90750 and 333-117646) and Form F-3 (File No. 333-118354), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

CONTENTS

On July 22, 2008, RiT Technologies Ltd. (the “Company”) announced that its 2008 Annual General Meeting of Shareholders will be held on Tuesday, August 26, 2008 at 10:00 a.m. Israel time, at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel. A copy of the press release is attached as Exhibit 99.1, which is attached hereto and incorporated by reference herein (the “AGM PR”).

On same day, the Company also announced that that it has entered into a binding Memorandum of Understanding with STINS COMAN Incorporated, the Company’s controlling shareholder, for a private issuance by the Company of newly issued ordinary shares of the Company. A copy of the press release is attached as Exhibit 99.2, which is attached hereto and incorporated by reference herein.

As contemplated in the AGM PR, the Company expects to mail the Notice and Proxy Statement of its 2008 Annual General Meeting (the “Proxy Statement”) to shareholders in the coming days. A copy of the Proxy Statement and the relatd proxy card are attached hereto as Exhibit 99.3 and Exhibit 99.4, respectively, and incorporated by reference herein. For the avoidance of doubt, the requisite majority for approval of the proposals in the 2008 Annual General Meeting are as set forth in the Proxy Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2008	RiT TECHNOLOGIES LTD. By: /s/ Simona Green —————————————— Simona Green VP Finance

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press Release: RiT TECHNOLOGIES ANNOUNCES 2008 ANNUAL GENERAL MEETING, dated July 22, 2008.

99.2	Press Release: RiT TECHNOLOGIES ANNOUNCES $4 MILLION PRIVATE PLACEMENT, dated July 22, 2008.

99.3	Notice and Proxy Statement for 2008 Annual General Meeting

99.4	Form of Proxy Card for 2008 Annual General Meeting